UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40533

Dingdong (Cayman) Limited

(Registrant’s Name)

Building T4, Zhangjiang Science Gate,

Lane 188 Yuren Road

Shanghai, 200120

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ¨

EXHIBIT INDEX

Exhibit No.	Description
99.1	Dingdong Announces Entry into Definitive Agreement to Sell its China Business to Meituan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dingdong (Cayman) Limited

Date: February 5, 2026	By:	/s/ Changlin Liang
	Name:	Changlin Liang
	Title:	Director and Chief Executive Officer

Exhibit 99.1

Dingdong Announces Entry into Definitive Agreement to Sell its China Business to Meituan

SHANGHAI, February 5, 2026 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, today announced that it has entered into a definitive Share Purchase Agreement (the “Share Purchase Agreement”) with Two Hearts Investments Limited (“Buyer”), a wholly-owned subsidiary of Meituan (HKEX: 3690).

Pursuant to the Share Purchase Agreement, Dingdong has agreed to sell to the Buyer all issued and outstanding shares of Dingdong Fresh Holding Limited, Dingdong’s wholly-owned subsidiary incorporated in the British Virgin Islands (“Dingdong BVI” or the “Target Company”), which holds through a series of wholly-owned and majority equity interest subsidiaries substantially all of the Company’s operations in China (the “Transaction”). The Company’s international business is not part of the Transaction and will be retained by the Company following any necessary reorganizational processes to be completed prior to the closing of the Transaction.

The Company’s board of directors has approved the Company entering into the Share Purchase Agreement after a thorough review of the terms of Transaction with its financial and legal advisors. The consummation of the Transaction is subject to the satisfaction of customary closing conditions, including the receipt of antitrust and other required regulatory approvals. The Company plans to convene an extraordinary general meeting for shareholders to vote on approval of the Transaction.

Transaction Consideration

Under the terms of the Share Purchase Agreement, based on the balance sheet as of December 31, 2025, and after Dingdong (Cayman) Limited receives total cash not exceeding US$280 million from Dingdong BVI and its subsidiaries (provided that the remaining net cash of Dingdong BVI and its subsidiaries on a consolidated basis shall not be less than US$150 million), the Buyer will pay total cash consideration of US$717 million in the Transaction. This amount is subject to adjustments based on certain net cash, net working capital and other financial line items of the Target Company as of certain agreed upon dates.

The adjusted consideration will be payable in cash in two installments: (i) 90% of the consideration payable at closing, and (ii) the remaining 10% payable following the Company’s settlement of applicable taxes related to the Transaction.

Exhibit 99.1

Management Comments

Mr. Changlin Liang, Founder, Director and Chief Executive Officer of Dingdong, stated:

“Since its founding, Dingdong has been driven by the vision of redefining the traditional fresh food industry through the deep integration of digital technology and supply chain innovation. We have always adhered to our founding mission of 'Empowering Everyone to Eat Better, Live Healthier'. From direct sourcing at the origin, the efficient operation of our frontline stations, to the last-mile delivery service, every step of our operations is dedicated to enhancing the quality of life of our consumers.

We believe that this unwavering commitment is aligned with Meituan's company mission of 'Helping People Eat Better, Live Better', laying a solid foundation for the strategic merger between the two companies.

Following thorough deliberation and rigorous review by our board of directors, we have entered into an agreement with Meituan for the sale of Dingdong’s China business. This transaction is subject to the satisfaction of customary conditions precedent, including necessary regulatory approvals, and approval by our shareholders. We have and will continue to ensure full regulatory and legal compliance and transparency throughout the process. During the integration and transition period between the signing of the Share Purchase Agreement and the closing of the Transaction, Dingdong will strictly honor all of its commitments to customers, employees, and partners, ensuring the stability and orderly operation of the China business. We firmly believe that through the deep integration of the strengths of both companies, we will jointly build a more resilient fresh food infrastructure and deliver higher-quality services to consumers.”

Mr. Song Wang, Director and Chief Financial Officer of Dingdong, stated:

“From a financial and strategic investment perspective, the pricing rationale of this transaction fully demonstrates the capital markets’ high recognition of Dingdong’s supply chain moat, user stickiness, and brand core values. We believe that this is not only fair and prudent pricing based on the long-term synergies between the two parties, but also a strong validation of the quality of Dingdong’s China business accumulated over years.

At present, the Transaction is progressing steadily in accordance with relevant legal and regulatory procedures and closing conditions. We will continue to optimize the efficiency of capital allocation, and on the premise of ensuring the compliance of the Transaction, strive to maximize the interests of all of our shareholders. We will also provide solid financial and resource support for the Company to enter its next stage of high-quality growth.”

Key Terms of the Share Purchase Agreement

Exhibit 99.1

The Share Purchase Agreement contains customary representations, warranties, and covenants of the parties. Key terms include:

•
Conduct of Business and Transition: From the signing date until closing (the “Transition Period”), the Company covenants to operate the Target Company in the ordinary course of business. Any operating profits or losses incurred by the Target Company and its subsidiaries during this period will accrue to the Buyer. The Company is subject to customary restrictive covenants during this period, including, among other things, limitations on capital structure changes and material non-ordinary course contracts. The Company represents to the Buyer that no unauthorized leakage of funds has occurred or will occur. Any such leakage may result in a direct deduction from the consideration.
•
Non-Competition: The Company and the Founder have agreed to a five-year non-competition and non-solicitation covenant following the closing, covering the To-C fresh grocery e-commerce business within the Greater China region.
•
Exclusivity: The Company is bound by a “no-shop” obligation, prohibiting the solicitation or facilitation of alternative acquisition proposals from third parties during the Transition Period.
•
Termination and Fees: The Share Purchase Agreement may be terminated if closing does not occur within 12 months, which may be extended with mutual consent. The Agreement includes tiered termination fee arrangements: (i) the Buyer shall pay a US$150 million termination fee if it fails to proceed to closing despite the satisfaction of all material conditions; (ii) the Company shall pay a US$75 million termination fee if it fails to satisfy certain material controllable conditions, or fails to cooperate in regulatory filings; and (iii) the Buyer shall pay a US$75 million termination fee if the Transaction fails and the required anti-monopoly approval or certain other regulatory clearance cannot be obtained, despite the Company’s material cooperation.

Closing Conditions

Closing of the Transaction is subject to the satisfaction or waiver of various customary conditions, including, among other things, the approval by the Company’s shareholders, the receipt of anti-monopoly clearance from the State Administration for Market Regulation of the People's Republic of China (SAMR), the completion of the overseas business carve-out, the completion of non-resident indirect transfer tax filings and the absence of any Material Adverse Effect.

About Dingdong (Cayman) Limited

Exhibit 99.1

Dingdong (Cayman) Limited is a leading fresh grocery e-commerce company in mainland China, with sustainable long-term growth. We directly provide users and households with fresh groceries, prepared food, and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be the first choice for fresh and food shopping.

For more information, please visit: https://ir.100.me.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the on-demand e-commerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; Dingdong’s proposed use of proceeds; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this

Exhibit 99.1

announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Dingdong Fresh

ir@100.me